UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 26 May, 2025

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 23 May 2025: Sasol and Transnet settle legal disputes

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

SASOL AND TRANSNET SETTLE LEGAL DISPUTES

On 20 June 2024, Sasol announced that the High Court of South Africa handed down judgment on 18 June 2024 in favour of Sasol Oil (Pty) Ltd (Sasol Oil) and TotalEnergies Marketing South Africa (Pty) Ltd against Transnet SOC Limited (Transnet). In terms of that judgment, Transnet was ordered to make payment to Sasol Oil of the amount of R3.9 billion plus interest.

Transnet has sought leave to appeal that judgment to the Supreme Court of Appeal (SCA). The application for leave to appeal is currently the subject of a reconsideration application before the SCA. The effect of this reconsideration application is that the High Court judgment order, and thus the associated payment by Transnet, remains suspended.

In August 2024, the High Court heard an action instituted by Transnet against Sasol Oil to recover an amount of R855 million (exclusive of VAT plus interest) from Sasol Oil. Judgment in this matter is still pending.

On 18 May 2025, Sasol Oil and Transnet signed an agreement to settle their respective disputes, which became effective on 23 May 2025 having met all suspensive conditions. In terms of this settlement, Transnet will make a net payment to Sasol Oil of R4.3 billion (exclusive of VAT) on or before 30 June 2025 in full and final settlement of all these disputes.

23 May 2025
Sandton

Equity Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt sponsor: Absa Corporate and Investment Bank, a division of Absa Bank Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 May 2025

By: /sgd/E Viljoen
Name: E Viljoen
Title: Group Company Secretary